Exhibit 99.4

OPTION FOR PURCHASE OF STOCK UNDER

MOUNTAIN BANK HOLDING COMPANY

1999 STOCK OPTION PLAN

FOR VALUABLE CONSIDERATION, MOUNTAIN BANK HOLDING COMPANY (the “Corporation”), does, effective                         , hereby grant to                          (the “Optionee”) the option to purchase                  shares of the no par value common stock of the Corporation (the “Option Shares”) for a price of $             per share, subject to the following terms and conditions.

1. The right to purchase the Option Shares under this option shall vest as follows:

         Option Shares will vest on                     ;

         Option Shares will vest on                     ; and

         Option Shares will vest on                     .

2. The right to purchase the Option Shares which have vested shall expire at the earliest of the following:

(a) Ten (10) years from the date of grant;

(b) Three (3) months after voluntary termination of Optionee’s employment or retirement;

(c) The end of the day on the date of Optionee’s termination for cause;

(d) One (1) year after Optionee’s disability or death.

3. In the event of Optionee’s termination of employment or retirement, as specified in Section 2(b) above, the options to purchase Option Shares which have yet to vest pursuant to Section l(a) above on the date of retirement or on the date of voluntary or involuntary termination shall lapse as of the date of retirement or voluntary or involuntary termination.

4. In the event of Optionee’s termination of employment by reason of disability or death as specified in Section 2(c) above, the options to purchase Option Shares shall continue to vest according to the provisions of Section l(a) above until expiration of the twelve (12) month period specified in Section 2(c) hereof.

5. A termination of employment shall not be deemed to occur by reason of (i) the transfer of the Optionee from employment by the Corporation to employment by a subsidiary or parent of the Corporation; or (ii) the transfer of Optionee from employment by a subsidiary or parent of the Corporation to employment by the Corporation or by another subsidiary or parent of the Corporation.

6. This option may be exercised at different times for portions of the total number of Option Shares for which the right to purchase shall have vested hereunder, provided that in no event shall the option be exercised for a fraction of a share.

7. The aggregate number of Option Shares for which this option is granted and the price per share thereof shall be proportionately adjusted for any increase or decrease in the number of outstanding shares of common stock of the Corporation resulting from a stock split or reverse split of shares or any other capital adjustment or the payment of a stock dividend or any other increase or decrease in such shares effected without receipt of consideration by the Corporation excluding any decrease arising from the purchase of shares for the treasury. If the adjustment would result in a fractional Option Share, the Optionee shall be entitled to one additional Option Share, provided that the total number of Option Shares to be granted under the 1999 Stock Option Plan shall not be increased above the equivalent number of shares initially approved by the shareholders.

8. In the event of a merger or reorganization of the Corporation with or into any other corporation, the sale of substantially all of the assets of the Corporation, or a dissolution or liquidation of the Corporation (collectively “Sale Transaction”), (1) all outstanding options that are not the fully exercisable will become exercisable upon the date of closing of any Sale Transaction or such earlier date as the Committee may fix; and (2) the Committee may, in the exercise of its sole discretion, terminate all outstanding Options as of a date fixed by the Committee. In such event, however, the Committee must notify each Optionee of such action in writing not less than sixty (60) days prior to the termination date fixed by the Committee, and each Optionee must have the right to exercise his or her Option prior to said termination date.

9. This is not an employment contract and while the benefits, if any, of this option are an incident of the Optionee’s employment with the Corporation, the terms and conditions of such employment are otherwise wholly independent hereof.

10. This option is not assignable and may be exercised only by the Optionee or person to whom the right under the option shall pass by will or the laws of descent and distribution or otherwise because of the death of the Optionee. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the option contrary to the provisions hereof, and the levy of any attachment or similar process upon the option, shall be null and void and without effect. The Corporation shall have the right to terminate the option, in the event of any such assignment, transfer, pledge, hypothecation, other disposition of the option, or levy of attachment or similar process, by notice to that effect to the person then entitled to exercise the option; provided, however, that termination of the option hereunder shall not prejudice any rights or remedies that the Corporation may have under this Option for Purchase of Stock or otherwise.

11. Any dispute or disagreement which shall arise under, as a result of, or in any way relate to the interpretation or construction of this Option for Purchase of Stock shall be determined by a committee appointed by the Board of Directors of the Corporation under the 1999 Stock Option Plan or, in the event 1999 Stock Option Plan shall at the time be administered by the Board of Directors of the Corporation, then by such Board of Directors. Any such determination made hereunder shall be final, binding and conclusive for all purposes.

12. In the event of a proposed merger, consolidation or sale of substantially all of the assets of the Corporation, all or any unexercised portion of the option granted herein shall be deemed canceled unless the Optionee exercises the option or any part thereof and pays for said Option Shares in full within thirty days after written notice to the Corporation of such proposed action.

13. If the merger, consolidation or sale of assets is later abandoned and the Optionee has not exercised in full, this option shall be deemed reinstated on the original terms set forth herein, as if never canceled.

14. The Optionee shall indicate his or her intention to exercise the option hereby granted by notifying the Corporate Secretary of the Corporation in writing of his or her intention to do so, indicating the number of shares he or she intends to purchase and specifying a business day not more than fifteen (15) days from the date such notice is given for the payment of the purchase price as against delivery of the shares being purchased. On the date specified in the notice, and at the principal business office of the Corporation, the Optionee shall pay to the Corporation an amount sufficient to cover the total option price of such shares and any federal income and F.I.C.A. taxes required to be withheld by the Corporation, and the Corporation shall deliver to the Optionee the option shares purchased.

15. This option is intended to be, and shall be construed as, an Incentive Stock Option under Section 422 of the Internal Revenue Code of 1986, and is granted pursuant to and is controlled by the 1999 Stock Option Plan of the Corporation.

16. This Option for Purchase of Stock shall be governed by the laws of the State of Washington.

17. All obligations imposed upon the Optionee, and all rights granted to the Corporation, hereunder or as stipulated in the 1999 Stock Option Plan, shall be binding upon the Optionee’s heirs, legal representatives and successors.

EXECUTED at Enumclaw, Washington the day and year first above written.

MOUNTAIN BANK HOLDING COMPANY

By:
Roy T. Brooks, Chairman

, Optionee

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